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                             December 20, 2022

       Eduardo Bravo Fernandez de Araoz
       Principal Executive Officer
       Oculis Holding AG
       Bahnhofstrasse 7
       CH-6300
       Zug, Switzerland

                                                        Re: Oculis Holding AG
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed December 12,
2022
                                                            File No. 333-268201

       Dear Eduardo Bravo Fernandez de Araoz:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-4

       Material Tax Considerations
       United States Federal Income Tax Considerations to U.S. Holders, page
165

   1. We note that you intend to provide a tax opinion concerning the tax treatment of the
                                                        EBAC Mergers. Please
remove any statement in this section that assumes the material tax consequences at issue
(e.g., "Assuming that the EBAC Mergers qualify as an F
                                                        Reorganization...").
Refer to Section III.C.3 of Staff Legal Bulletin No. 19 for guidance.
       Business of Oculis and Certain Information about Oculis, page 197

   2. We note your revisions in response to prior comment 8. Please also revise the disclosure
 Eduardo Bravo Fernandez de Araoz
Oculis Holding AG
December 20, 2022
Page 2
      on pages 199 and 209 stating that OCS-02 would become the first approved topical biologic to treat DED and uveitis if approved today to remove any implication that your product candidates have been proven effective or will receive regulatory approval.
       You may contact Li Xiao at 202-551-4391 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact
Daniel Crawford at 202-551-7767 or Ada D. Sarmento at 202-551-3798 with any other questions.



                                                          Sincerely,
FirstName LastNameEduardo Bravo Fernandez de Araoz
                                                          Division of
Corporation Finance
Comapany NameOculis Holding AG
                                                          Office of Life
Sciences
December 20, 2022 Page 2
cc:       Derek Dostal, Esq.
FirstName LastName